Exemption File No.
82.2280

ASX ANNOUNCEMENT
(ASX: WPL)

RECEIVED
2006 SEP 14 A 8:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WOODSIDE

FRIDAY 1 SEPTEMBER 2006
7:30AM (AWST)

MEDIA

ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS

MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE SUBSIDIARY COMMENCES TENDER OFFER FOR ENERGY PARTNERS, LTD. SHARES

ATS Inc. ("ATS"), a wholly-owned subsidiary of Woodside Petroleum Ltd., has commenced its previously announced all-cash tender offer to acquire the outstanding shares of common stock of Energy Partners, Ltd.

The Offer to Purchase document has been filed with the Securities and Exchange Commission in the USA and is available at http://www.woodside.com.au/.

A copy of the ATS media release is attached.

SUPPL

06016815

PROCESSED
SEP 18 2006 E
THOMSON
FINANCIAL

dlw 9/14

News Release

ATS INC., A MEMBER OF AUSTRALIA'S WOODSIDE GROUP, COMMENCES AN ALL-CASH TENDER OFFER FOR SHARES OF ENERGY PARTNERS, LTD.

Covington, Louisiana, 31 August 2006 — ATS Inc. ("ATS"), a subsidiary of Woodside Petroleum Ltd. (ASX: WPL), Australia's largest publicly listed oil and gas company, today announced that it has commenced its all-cash US$23.00 per share tender offer to acquire all of the outstanding shares of common stock of Energy Partners, Ltd. (NYSE: EPL), an independent oil and gas producer which operates in the Gulf of Mexico. As previously announced, ATS has commenced litigation in the Delaware Court of Chancery to invalidate two termination fees related to the merger agreement between EPL and Stone Energy Corporation (NYSE: SGY). If either termination fee is invalidated, ATS will increase its offer price to US$23.50 per share, or if both termination fees are invalidated ATS will increase its offer price to US$24.00 per share, subject to the terms and conditions set forth in the ATS Offer to Purchase, dated August 31, 2006, filed with the Securities and Exchange Commission ("SEC").

The tender offer is scheduled to expire at 12:00 midnight, New York time, on September 28, 2006, unless extended. Following completion of the tender offer, subject to the terms and conditions set forth in the Offer to Purchase, ATS intends to consummate a second-step merger where all remaining EPL stockholders will receive the same cash price paid in the tender offer, subject to any available appraisal rights under Delaware law.

The ATS offer is conditioned upon the termination of the merger agreement between EPL and SGY. Other customary terms and conditions also apply. For specific detail on other terms and conditions, please refer to the full filing with the SEC.

The tender offer is not conditioned on financing.

ATS also intends to solicit proxies from EPL stockholders against the approval of the issuance of shares of EPL's common stock required to effect the merger with SGY and expects to file a preliminary proxy statement with the SEC shortly.

In addition to its litigation seeking to invalidate the termination fees related to the SGY merger agreement, ATS is also seeking in its complaint in the Delaware Court of Chancery to invalidate a provision in EPL's bylaws which purports to require at least 85% of the company's stockholders to approve any action by written consent in lieu of a meeting, including action in connection with the removal and appointment of directors. ATS believes that this bylaw provision is invalid under Delaware law and is confident its claim will prevail in court.

ATS intends, if it deems it appropriate in order to facilitate its offer, to commence a consent solicitation to replace the board of directors of EPL with its own nominees. ATS believes a successful consent solicitation will require approval by a simple majority of EPL's stockholders acting by written consent.

Credit Suisse is acting as financial advisor to Woodside and ATS and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to Woodside and ATS.

The Depositary for the tender offer is The Bank of New York. The Dealer Manager for the tender offer is Credit Suisse Securities (USA) LLC. The Information Agent for the tender offer is Innisfree M&A Incorporated.

Woodside Petroleum Ltd. is Australia's largest publicly-listed oil and gas company. It was established in 1954, is listed on the Australian Stock Exchange and has a market capitalization of about US$21 billion. Woodside has its headquarters in Perth, Australia and has about 3400 employees. It has exploration interests in eleven countries, and production from four.

Woodside is best known as the operator and one-sixth owner of the North West Shelf Venture, Australia's biggest natural resources project. The Venture is a major producer of liquefied natural gas, liquid petroleum gas, pipeline gas, crude oil and condensate.

The Woodside Group has been active in the United States since 1999 and has offices in Los Angeles, Houston and Covington.

Information Agent: Innisfree M&A Incorporated
Telephone: 1-888-750-5834

Media Contact: Roger Martin
Telephone: (985) 249 5300

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of EPL. Any offers to purchase or solicitation of offers to sell are being made only pursuant to a tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) filed with the Securities and Exchange Commission ("SEC") on August 31, 2006. EPL stockholders are advised to read these documents and any other documents relating to the tender offer that have been filed with the SEC carefully and in their entirety because they contain important information. EPL stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 1-888-750-5834.

THIS PRESS RELEASE DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO ANY ANNUAL MEETING OR ANY SPECIAL MEETING OF, OR ACTION BY WRITTEN CONSENT BY, ENERGY PARTNERS, LTD. STOCKHOLDERS. ANY SOLICITATION (INCLUDING A PROXY SOLICITATION IN OPPOSITION TO THE PROPOSED STONE MERGER AND/OR A CONSENT SOLICITATION TO REMOVE OR APPOINT DIRECTORS) WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY SOLICITATION AND/OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.